UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Provention Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74374N 102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 74374N 102

1)	NAME OF REPORTING PERSON MDB Capital Group LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES	7)	SOLE VOTING POWER 1,645,289[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER
EACH REPORTING	9)	SOLE DISPOSITIVE POWER 1,645,289
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,289[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14)	TYPE OF REPORTING PERSON BD

1.	Includes 274,289 shares of Common Stock issuable under warrants issued on April 25, 2017 and exercisable within 60 days. Does not include 1,596,956 shares of Common Stock issuable under warrants issued on July 19, 2018 and not exercisable within 60 days.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by MDB Capital Group LLC (the “Reporting Person”) with the Securities and Exchange Commission on July 3, 2018 (as amended, this “Schedule 13D”). The purpose of this Amendment is report that on July 19, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock (as those terms are defined below).

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is shares of common stock, $0.0001 par value (the “Common Stock”) of Provention Bio, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is P.O. Box 666, Oldwick, NJ 08858.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the Reporting Person.

(b) The Reporting Person’s principal business address is 2425 Cedar Springs Road, Dallas, Texas 75201. The principal officer of the Reporting Person is Christopher Marlett, who holds the position of Chief Executive Officer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Not applicable.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of July 19, 2018, the Reporting Person beneficially owned 1,645,289 shares of the Issuer’s Common Stock (not including 1,596,956 shares of Common Stock issuable under warrants not exercisable within 60 days), representing approximately 4.4% of the shares of the Issuer’s Common Stock issued and outstanding as of such date. The percentage is based on 37,351,562 shares issued and outstanding of the Issuer.

(b) The Reporting Person has the sole power to vote and to dispose of 1,645,289 shares of Common Stock.

(c) Not applicable.

(d) Not applicable

(e) July 19, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 19, 2018	MDB CAPITAL GROUP LLC

	By:	/s/ Christopher Marlett
	Name:	Christopher Marlett
	Title:	Authorized Officer